09040907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 South Flower Street, Suite 2750
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Doyle 213-627-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder & Jacobs
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd. (Address), Encino (City) CA (State) 91436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

William K Doyle
Signature

Managing Director +
Title
Managing Partner
William K. Doyle, 4/2/09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 2nd day of April, 2009 by William K. Deyle proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOE CHENG
Commission No. 1685442
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires August 1, 2010

(Seal) Signature [signature]

Form X-17A-5

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

CONTENTS

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Kerlin Capital Group, LLC

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California limited liability company) as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 9, 2009

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 69,612
Accounts receivable, net of allowance for doubtful accounts of $0	70,583
Prepaid expenses	16,442
TOTAL CURRENT ASSETS	156,637
PROPERTY AND EQUIPMENT, at cost	
Computer equipment	81,857
Office furniture and equipment	241,931
Leasehold improvements	35,310
	359,098
Less accumulated depreciation and amortization	303,935
NET PROPERTY AND EQUIPMENT	55,163
OTHER ASSETS	
Deposits	7,749
Investment in private company, note 2	50,000
TOTAL OTHER ASSETS	57,749
TOTAL ASSETS	$ 269,549

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 13,475
COMMITMENTS AND CONTINGENCIES, note 3	
MEMBERS' EQUITY	256,074
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 269,549

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE, note 6	
Retainer fees	$ 605,000
Advisory fees	15,000
Other income	85,819
TOTAL REVENUE	705,819
EXPENSES	
Employee compensation and benefits	537,312
Occupancy	126,646
Other operating expenses	54,920
Communications and data processing	54,121
Scholarships	30,000
Depreciation and amortization	29,379
Professional fees	29,936
Travel and entertainment	27,355
Taxes	15,665
Parking	5,440
Interest and bank charges	641
TOTAL OPERATING EXPENSES	911,415
NET LOSS	$ (205,596)

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance at January 1, 2008	$	296,670
Net loss		(205,596)
Contributions from members		315,000
Distributions to members		(150,000)
Balance at December 31, 2008	$	256,074

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (205,596)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	29,379
Changes in assets - increase:	
Accounts receivable	(15,763)
Prepaid expenses	(15,595)
Changes in liabilities - decrease:	
Accounts payable and accrued expenses	(47,467)
NET CASH USED IN OPERATING ACTIVITIES	(255,042)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(9,445)
NET CASH USED IN INVESTING ACTIVITIES	(9,445)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	315,000
Distributions to members	(150,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	165,000
NET DECREASE IN CASH	(99,487)
CASH, BEGINNING OF YEAR	169,099
CASH, END OF YEAR	$ 69,612
Supplementary disclosure:	
Franchise state taxes paid in cash	$ 6,800

See independent auditors' report and
notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the "Company") is a "mergers and acquisitions type" FNRA broker/dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are amortized over the term of the lease, under the straight line method.

Accounts receivables

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. INVESTMENTS

Investment in Private Company

During the year ended December 31, 2005, the Company made an investment in a private company. The investment, for which quotation is not readily available, is recorded at cost, which management determined in good faith to approximate fair market value. Because of the uncertainty of the valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the security existed.

3. COMMITMENTS AND CONTINGENCIES

Cash Deposits

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of deposits held at a bank, which exceed federally insured limits by $25,237 at December 31, 2008.

Operating Leases

The following is a schedule of future minimum rental payments required under operating leases for office space and for a vehicle that has an initial and remaining non-cancelable lease term in excess of one year. The Company is also responsible for its share of operating expenses. This lease expires in August 2011. The vehicle lease expires January 2010.

Years Ending December 31,		
2009	$	83,064
2010	$	76,544
2011	$	52,097

Total rent expense for the year ended December 31, 2008, with respect to office space and a vehicle, totaled $79,252.

4. PENSION AND PROFIT-SHARING PLAN

In 2006, The Company adopted a discretionary 401(k) profit-sharing plan covering substantially all of its full-time employees. The Company paid contributions of $11,167 in 2008.

See independent auditors' report.

5. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company was required to maintain a net capital of not less than $5,000 at December 31, 2008. The net capital of the Company at December 31, 2008 amounted to $55,766.

6. MAJOR CLIENTS

During the year ended December 31, 2008, the Company generated approximately 81% of its revenue from three clients.

SUPPLEMENTARY SCHEDULE

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL		
Total stockholders' equity	$	256,074
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		256,074
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income tax payable		-
Total capital and allowable subordinated borrowings		256,074
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Furniture, equipment, and leasehold improvements, net		55,163
Other assets		144,775
		199,938
Additional charges for customers' and noncustomers' security accounts		-
Additional charges for customers' and noncustomers' commodity accounts		-
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/proprietary capital charges		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		56,136
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposit, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		371
Undue concentrations		-
Net Capital	$	55,765

See independent auditors' report and notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2008

Aggregate indebtedness	$ -
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	-
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	13,475
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 13,475
Computation of basic net capital requirement	
Minimum net capital required:	
Company	5,000
Broker-dealer subsidiary	-
Total	$ 5,000
Excess net capital at 1,500 percent	$ 55,765
Excess net capital at 1,000 percent	$ 54,417
Ratio: Aggregate indebtedness to net capital	0.24 to 1

Reconciliation with Company's computation:

Note: There are no material differences between the above computation and the Company's unaudited Part II of Form X-17A-5 as of December 31, 2008.

See independent auditors' report and
notes to financial statements.